1/13 311669

03003102

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
JAN 2 2 2003
THOMSON FINANCIAL

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)

CLEARY, GOTTLIEB, STEEN & HAMILTON
2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006
TELEPHONE (202) 974-1500
FACSIMILE (202) 974-1999

RECD S.E.C.
JAN 10 2003
1086

January 10, 2003

Writer's Direct Dial:
(202) 974-1872

VIA COURIER

Filing Desk
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

On behalf of the Asian Development Bank, we enclose herewith two copies of a report of the Asian Development Bank, dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of US $1,000,000,000 2.375 per cent. Global Notes due 15 March 2006 under its US $20,000,000,000 Global Medium-Term Note Program. A copy of the Pricing Supplement and the Terms Agreement are attached to the report as exhibits.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to our messenger,

Yours sincerely,

Jane Newport

Jane S. Newport

Enclosure

[Washington DC #125233 v2]

03 JAN 10 AM 11:05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S. $1,000,000,000
2.375 per cent. Global Notes due 15 March 2006

Filed pursuant to Rule 3 of Regulation AD
Dated: 10 January 2003

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S. $1,000,000,000 principal amount of 2.375 per cent. Global Notes due 15 March 2006 (the "Notes") of the Asian Development Bank (the "ADB") under its U.S. $20,000,000,000 Global Medium–Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 16 July 2001 (the "Prospectus") previously filed under a report of the ADB dated 20 July 2001; and in the Pricing Supplement relating to the Notes dated 7 January 2003 (the "Pricing Supplement"), filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 15 April 2002, was filed under a report of the ADB dated 19 April 2002. The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 56 to 58 and the Pricing Supplement.

As of 7 January 2003, the ADB entered into a Terms Agreement, filed herewith, with Lehman Brothers International (Europe); UBS AG, acting through its business group UBS Warburg; Credit Suisse First Boston (Europe) Limited; Daiwa Securities SMBC Europe Limited; Dresdner Bank AG London Branch;

Goldman Sachs International; HSBC Bank plc; Merrill, Lynch, Pierce, Fenner & Smith Incorporated; Nomura International plc; and Tokyo-Mitsubishi International plc (collectively, the "Managers"), pursuant to which the ADB agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 99.605 per cent. less management and underwriting fees and selling concessions of 0.075 per cent. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 14 January 2003.

The Managers propose to offer all the Notes to the public at the public offering price of 99.605 per cent.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount U.S.$
Lehman Brothers International (Europe)......................	460,000,000
UBS AG, acting through its business group UBS Warburg...	460,000,000
Credit Suisse First Boston (Europe) Limited............	10,000,000
Daiwa Securities SMBC Europe Limited................	10,000,000
Dresdner Bank AG London Branch......................	10,000,000
Goldman Sachs International..............................	10,000,000
HSBC Bank plc..	10,000,000
Merrill, Lynch, Pierce, Fenner & Smith Incorporated..	10,000,000
Nomura International plc.................................	10,000,000
Tokyo-Mitsubishi International plc	10,000,000
Total	U.S.$1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.605 per cent.	0.075 per cent.	99.530 per cent.
Total	U.S.$996,050,000	U.S.$750,000	U.S.$995,300,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 15,000*
Fees/Expenses of Independent Accountants..........	$ 15,000*
Listing Fees (Luxembourg)	$ 8,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) Prospectus to the Global-Medium Term Note Program dated 16 July 2001, and Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 16 July 2001, both previously filed under a report of the ADB dated 20 July 2001.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date.

(c) Terms Agreement No. 96-00-1, dated 7 January 2003.

(d)(i) Information Statement dated 15 April 2002, previously filed under a report of the ADB dated 19 April 2002.

(ii) Pricing Supplement dated 7 January 2003.

PRICING SUPPLEMENT

Asian Development Bank

U.S.$20,000,000,000
Global Medium-Term Note Program

Series No: 96-00-1

U.S.$1,000,000,000
2.375 per cent. Global Notes due 15 March 2006

Issue price: 99.605 per cent.

Joint Lead Managers
Lehman Brothers
UBS Warburg

The date of this Pricing Supplement is 7 January 2003.

This pricing supplement (this "Pricing Supplement") is issued to give details of an issue of U.S.$1,000,000,000 2.375 per cent. Global Notes due 15 March 2006 (the "Notes") by the Asian Development Bank ("ADB") under its U.S.$20,000,000,000 Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 16 July 2001 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized by a resolution of the Board of Directors of ADB dated 11 December 2002.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		96-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	U.S. Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$1,000,000,000.
5.	(i)	Issue Price:	99.605 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$995,300,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	14 January 2003.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		15 March 2006.
9.	Interest Basis (Condition 5)):		Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):		Redemption at par.

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
(i)	Rate of Interest:	2.375 per cent. per annum, payable semi-annually in arrear.
(ii)	Interest Payment Dates:	15 March and 15 September of each year, commencing on 15 March 2003.
(iii)	Fixed Coupon Amount(s):	U.S.$11.875 per Specified Denomination.
(iv)	Initial Broken Amount:	US$4.024 per Specified Denomination, payable on 15 March 2003.
(v)	Day Count Fraction (Condition 5(d)):	30/360.
(vi)	Determination Date(s):	Not applicable.
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
(i)	Alternative Payment Mechanism (Condition 7(a) and	Not applicable.

(c)):

(ii) Long Maturity Note (Condition 7(f)): Not applicable.

(iii) Variable Redemption Amount (Condition 6(d)): Not applicable.

24. Early Redemption Amount:

(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions): As set out in the Conditions.

(ii) Unmatured Coupons to become void (Condition 7(f)): Not applicable.

Additional General Provisions Applicable to the Notes

25. Form of Notes: Book-Entry Notes available on Issue Date.

26. Additional Financial Center(s) (Condition 7(h)) or other special provisions relating to payment dates: If any date for payment of any principal or interest in respect of the Notes is not a business day, ADB shall not be obliged to pay such principal or interest until the first following day that is a business day and shall not be obliged to pay any interest or other payment in respect of such postponed payment, where "business day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

27. Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature): Not applicable.

28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
29.	Details relating to Installment Notes:	Not applicable.
30.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
31.	Consolidation provisions:	Not applicable.
32.	Other terms or special conditions:	Not applicable.

Distribution

33.	(i)	If syndicated, names of Managers:	Lehman Brothers International (Europe) UBS AG, acting through its business group UBS Warburg Credit Suisse First Boston (Europe) Limited Daiwa Securities SMBC Europe Limited Dresdner Bank AG London Branch Goldman Sachs International HSBC Bank plc Merrill Lynch, Pierce, Fenner & Smith Incorporated Nomura International plc Tokyo-Mitsubishi International plc.
	(ii)	Stabilizing Manager (if any):	UBS AG, acting through its business group UBS Warburg, or any person acting for it.
	(iii)	Commissions and Concessions:	0.075 per cent.
34.		If non-syndicated, names of Dealers:	Not applicable.
35.		Additional selling restrictions:	Each manager will be required to represent, warrant and agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The reference to "Financial Services Act 1986" in the paragraph contained in the Sales Restrictions section set out under the heading "United Kingdom" in the section entitled "Plan of Distribution" in the Prospectus shall be deemed to be deleted and replaced with the reference "Financial Services and Markets Act 2000".

Operational Information

36.	(i) ISIN:	US04517PAA03.
	(ii) CUSIP:	04517PAA
	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.
37.	Common Code:	015402059.
38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
39.	Delivery:	Delivery against payment.
40.	Additional Paying Agent(s) (if any):	Not applicable.
41.	Governing Law:	New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Stabilizing

In connection with this issue, UBS Warburg may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited time after the Issue Date. However, there may be no obligation on UBS Warburg to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued 15 April 2002.

Recent Developments

On 12 May 2002, ADB's Board of Governors approved the allocation of its reported 2001 ordinary capital resources net income as follows:

a. U.S.$714.5 million to the ordinary reserve account; and

b. U.S.$147.5 million representing the FAS 133 adjustment at 31 December 2001 to the cumulative revaluation adjustments account.

On 28 May 2002, ADB's Board of Directors endorsed an Initial Country Strategy and Program for Afghanistan, paving the way for provision of U.S.$500 million in concessional loans from the Asian Development Fund as well as grant assistance over the next two years.

Effective 23 July 2002, East Timor became the 61st member of ADB.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:___________________________
Name: Juanito Limandibrata
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
0401 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

Banque Générale du Luxembourg
50, avenue J.F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006

AUDITORS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243
U.S.A.

Recent Developments

On 12 May 2002, ADB's Board of Governors approved the allocation of its reported 2001 ordinary capital resources net income as follows:

a. U.S.$714.5 million to the ordinary reserve account; and

b. U.S.$147.5 million representing the FAS 133 adjustment at 31 December 2001 to the cumulative revaluation adjustments account.

On 28 May 2002, ADB's Board of Directors endorsed an Initial Country Strategy and Program for Afghanistan, paving the way for provision of U.S.$500 million in concessional loans from the Asian Development Fund as well as grant assistance over the next two years.

Effective 23 July 2002, East Timor became the 61st member of ADB.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: ____________________
Name: Juanito Limandibrata
Title: Assistant Treasurer

EXECUTION COPY

TERMS AGREEMENT NO. 96-00-1

under the

Asian Development Bank
U.S.$20,000,000,000
Global Medium-Term Note Program

U.S.$1,000,000,000
2.375 per cent. Global Notes due 15 March 2006

7 January 2003

Asian Development Bank
P.O. Box 789
0980 Metro Manila
Philippines

Attention: Assistant Treasurer, Treasurer's Department

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") U.S.$1,000,000,000 of ADB's 2.375 per cent. Global Notes due 15 March 2006 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") at 9:00 a.m., New York time, on 14 January 2003 (the "Settlement Date") for an aggregate purchase price of U.S.$ 995,300,000 on the terms set forth herein and in the Standard Provisions dated as of 16 July 2001 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (ii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus to be supplemented or updated.

The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in Section 6(b) of the Standard Provisions, if requested by the Managers.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.605 per cent. less a management and underwriting fee of 0.075 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Lehman Brothers International (Europe)	U.S.$460,000,000
UBS AG, acting through its business group UBS Warburg	460,000,000
Credit Suisse First Boston (Europe) Limited	10,000,000
Daiwa Securities SMBC Europe Limited	10,000,000
Dresdner Bank AG London Branch	10,000,000
Goldman Sachs International	10,000,000
HSBC Bank plc	10,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	10,000,000
Nomura International plc	10,000,000
Tokyo-Mitsubishi International plc.	10,000,000
Total	U.S.$1,000,000,000

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to an account specified in writing by the Managers at least two business days prior to the Settlement Date; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed UBS AG, acting through its business group UBS Warburg, or any person acting for UBS Warburg, as Stabilizing Manager with respect to this issue of Notes.

4. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having received copies of the following documents that it has requested:

(i) copies of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto; and

(ii) copies of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

5. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

6. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

7. For purposes hereof, the notice details of each of the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Metro Manila
Philippines
Attention: Assistant Treasurer, Funding Division,
Treasurer's Department
Telephone: (632) 632 4713
Fax: (632) 632 4120

For the Managers:

Lehman Brothers International (Europe)
One Broadgate
London EC2M 7HA
Attention: Fixed Income, New Issues, Syndicate
Telephone: (44) 20 7601 0011
Facsimile: (44) 20 7260 2778

UBS Warburg
100 Liverpool Street
London EC2M 2RH
Attention: MTNs and Private Placements
Telephone: (44) 20 7567 2479
Facsimile: (44) 20 7568 3349

8. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

9. Each Manager represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

10. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

LEHMAN BROTHERS INTERNATIONAL (EUROPE)
UBS AG, ACTING THROUGH ITS BUSINESS GROUP UBS WARBURG
CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED
DAIWA SECURITIES SMBC EUROPE LIMITED
DRESDNER BANK AG LONDON BRANCH
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
NOMURA INTERNATIONAL PLC
TOKYO-MITSUBISHI INTERNATIONAL PLC
(the "Managers")

By: UBS AG, acting through its business group UBS Warburg,
on behalf of each of the Managers

By:__________________________
Name:
Title:

By:__________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By:__________________________
Name: Juanito Limandibrata
Title: Assistant Treasurer

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

LEHMAN BROTHERS INTERNATIONAL (EUROPE)
UBS AG, ACTING THROUGH ITS BUSINESS GROUP UBS WARBURG
CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED
DAIWA SECURITIES SMBC EUROPE LIMITED
DRESDNER BANK AG LONDON BRANCH
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
NOMURA INTERNATIONAL PLC
TOKYO-MITSUBISHI INTERNATIONAL PLC
(the "Managers")

By: UBS AG, acting through its business group UBS Warburg,
on behalf of each of the Managers

By:________________________
Name:
Title:

By:________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By:________________________
Name: Juanito Limandibrata
Title: Assistant Treasurer

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

LEHMAN BROTHERS INTERNATIONAL (EUROPE)
UBS AG, ACTING THROUGH ITS BUSINESS GROUP UBS WARBURG
CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED
DAIWA SECURITIES SMBC EUROPE LIMITED
DRESDNER BANK AG LONDON BRANCH
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
NOMURA INTERNATIONAL PLC
TOKYO-MITSUBISHI INTERNATIONAL PLC
(the "Managers")

By: UBS AG, acting through its business group UBS Warburg,
on behalf of each of the Managers

By:________________________
Name: BERT SUER
Title: EXECUTIVE DIRECTOR

By:________________________
Name: ~~AMANDA~~ CARVER
Title: EXECUTIVE DIRECTOR

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By:________________________
Name: Juanito Limandibrata
Title: Assistant Treasurer